Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135

March 20, 2025

Kate Beukenkamp

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vertical Data Inc.
Registration Statement on Form S-1
Filed January 10, 2025
File No. 333-284187

Dear Ms. Beukenkamp:

By letter dated February 7, 2025, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vertical Data Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Registration Statement on Form S-1 filed January 10, 2025. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Registration Statement on Form S-1 Filed January 10, 2025

Prospectus Summary, page 1

1.	Please revise to include your revenue and net loss for the period presented in the prospectus.

Response: In response to the Staff’s comments, the Company has filed Amendment No. 1 to Form S-1 on Form S-1/A today (the “S-1/A”). The S-1/A reflects, in the prospectus summary, revisions to include the Company’s revenue and net loss for the periods ended December 31, 2024 and September 30, 2024.

Our Industry Background and Market Opportunity, page 2

2.	Please revise your disclosure to state the name of each publication or research report referenced and name the CBRE publication you reference.

Response: The S-1/A reflects citations to the sources referenced, including Statista and CBRE, two relied upon data platforms in the market.

Our Products and Suppliers, page 2

3.	Please revise your disclosure here and throughout your registration statement where appropriate to make clear the difference between your distribution agreements with suppliers versus your vendor agreements or otherwise reconcile these terms to refer consistently to the form of agreements in place. Further, please revise your risk factors section to discuss the risks associated with not having any distribution agreements in place with any of your suppliers as applicable.

Response: The Company currently does not have any distribution agreements in place because it does not distribute on behalf of its vendors and this is not a distributor. To provide further context regarding the Company’s relationships with related parties, the Company has also disclosed material information as it relates to sales agreements with a supplier under the section labeled “Our Products and Suppliers” on page 2. Relevant risk factors have been updated and added accordingly on page 12 as it relates to the Company’s distribution agreements.

Sales and Marketing, page 3

4.	For context, please briefly revise your disclosure here and elsewhere as appropriate to reflect the number of sales representatives contracted as consultants as well and business development specialists involved in their respective business activities, or otherwise make clear the prospective nature of the activities described here. We note elsewhere in your registration statement that you disclose that you currently have one full-time employee and nine consultants. Additionally, please clarify whether your full-time employee and nine consultants include the “temporary and contract workers as well as [the] robust offshore team focused on operations, finance and administration” that you mention on page 5.

Response: The S-1/A reflects revised disclosure that clarifies the number of sales representatives and business development representatives, with such revised disclosure also included in the Human Capital Resources section, referencing the core team of one (1) full-time employee and fifteen (15) consultants, including the temporary and contract workers, as well as the offshore teams.

There are increased costs and regulations associated with operating a public company, page 11

5.	We note your statement that “[w]ith only three (3) officers and two (2) independent directors there will be no internal oversight to the Company’s financial reporting, initially, except from the Company’s outside auditors.” Please revise to clarify whether your Chief Executive Officer and Chief Financial Officer have internal oversight over your financial reporting. Additionally, please revise to clarify the role of your outside auditors.

Response: The Company’s Chief Executive Officer and Chief Financial Officer each have internal oversight over financial reporting. Further, the Company has also amended the disclosure to clarify that the role of its independent auditor (in an audit of financial statements) is, in accordance with AS 1001.03 to (i) obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud” and (ii) issue an auditor’s report that expresses an opinion about whether the financial statements, taken as a whole, are presented fairly, in all material respects, in conformity with the applicable financial reporting framework.

Risk Factors

Risks Related to Our Business

Regional government regulation could adversely affect our business…, page 13

6.	Please revise your discussion here to describe in greater detail the risks related to the applicable regulation at each of the foreign, federal, local, and regional levels. To the extent appropriate, please provide examples of each type of government regulation that could adversely impact your business. Revise the title of this risk factor to reflect that your discussion also encompasses foreign, federal, and local regulation as applicable. Additionally, please update the disclosure in your Business section to discuss the need for any governmental approval and effect of existing or probably governmental regulations on the business. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Response: The S-1/A reflects revised disclosure regarding government regulation, clarifying that the Company is not required to obtain any specific government approval for its product or services. The Company further does not anticipate that its business will face any government regulation other than standard federal regulations. Please refer to our risk factors on page 12-13. We believe that the revised disclosure complies with Item 101(h)(4)(viii) and (ix) of Regulation S-K.

We rely on a small number of key vendors in our supply chain…., page 14

7.	Please revise the discussion here to state directly that your reliance is currently limited to two vendors and revise to clarify throughout the prospectus where you state that you purchase from a “network of suppliers.”

Response: The S-1/A reflects revised disclosure clarifying the Company’s reliance on two vendors and describing the Company’s Master Sales Agreement with another party.

We have not voluntarily implemented various corporate governance measures…, page 17

8.	Please revise your disclosure here to accurately describe the OTC and OTC Stock Market as over-the-counter quotation systems as opposed to national securities exchanges.

Response: The S-1/A reflects revised disclosure describing the OTC quotation system in greater detail.

Risks Related to Our Industry

The interruption of the flow of products from suppliers could disrupt our supply chain, page 19

9.	We note your statements that you have experienced product constraints from suppliers for various reasons and separately, supply chain disruptions. In each instance, to the extent material, please revise to quantify the impact that the product constraints and the supply chain disruptions have had on your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure to clarify this risk factor to more accurately indicate the interruptions disrupting our business. The Company adds this discloser as a prospective risk, rather than a historical one. The Company does not believe that the product constraints from suppliers and/or supply chain disruptions are quantifiable. The Company further added clarification in the Business disclosures to properly address product constraints.]

Risks Related to Our Common Stock

Upon Completion of the offering stockholders will own a minority percentage of the Company’s stock, page 22

10.	We note your statement that “Deven Soni, our CEO and Trevor Koverko, a co- founder of the Company, own 25.8% and 25.1% of our outstanding common shares, respectively, or 50.9% on a combined basis, and will continue to do so after the filing of this Registration Statement.” However, we also note your disclosure in the table on page 26 that each selling stockholder will own 0% of your common stock following the offering. Please revise for consistency.

Response: The S-1/A includes revised disclosure, reflecting correction of such discrepancy, indicating that such persons are expected to maintain such 50.9% combined ownership following the offering].

Selling Stockholders, page 25

11.	We note that you group non-executive and non-director stockholders in a single line item, which comprise almost 60% of your offering. Please revise to identify each of the selling stockholders and any material relationship such stockholders have with the company within the past three years. For example, we note your disclosure on page 22 that Trevor Koverko, a co-founder of the company, owns 25.1% of your outstanding common shares. Please revise to include Mr. Koverko along with the other selling stockholders. Refer to Item 507 of Regulation S-K. Please also make changes in Part II, Item 15. Recent Sales of Unregistered Securities and please name the persons or class of persons that comprise the “various individuals” to whom you issued the 36,503,000. Refer to Item 701 of Regulation S-K.

Response: The S-1/A includes an amended table on page 26 to include the entire list of 98 stockholders along with their material relationship to the Company. The S-1/A also includes revisions to Part II, Item 15 to include a table with all the individuals that received the 36,503,000 shares issued.

Liquidity and Capital Resources

Going Concern, page 31

12.	Please revise your disclosure here and elsewhere as appropriate to discuss the “certain arrangements to raise additional capital” that you have entered into. We note your disclosure on page 30 stating that you plan to continue to fund operations “through private equity” as well as cash generation from ongoing business operations. To the extent that you have entered into any agreements, please summarize the material terms and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S- K.

Response: The S-1/A includes disclosure regarding the $2.3 million raised through private offerings as of the date of the filing. Further, the Company has also, in accordance with Item 601(b)(10) of Regulation S-K, filed such agreements as an exhibit to the filing.

Available Working Capital, Trends, and Uncertainties, page 33

13.	Please revise your disclosure here to briefly describe the source(s) of the increase in your available cash from $427,722 as of September 30, 2024 to $1.5 million in cash disclosed as available to fund your operations.

Response: The increase in available cash was primarily attributable to proceeds from a private placement of our securities. The S-1/A reflects revised disclosure to such effect.

Business

Reliance on Management, page 35

14.	Please revise this section to align more directly with the current structure of your senior management (i.e., you have one employee, who is your CEO, and your other two senior officers, the CFO and Chief Sales Officer, serve in their respective capacities via consulting agreements).

Response: The S-1/A reflects revised disclosure, describing the current structure of the Company’s senior management: Deven Soni, Chief Executive Officer; Christopher Creatura, Chief Financial Officer; and Christopher Johnson, Chief Sales Officer.

Property, page 37

15.	Please revise to disclose when your current lease expires and whether you plan to renew your lease at the same terms or otherwise.

Response: As such, lease is on a month-to-month basis and is not material to the Company’s operations, this disclosure has been eliminated in the S-1/A, pursuant to Item 102 of Regulation S-K (and corresponding instruction 2 to the item).

Conflicts of Interest, page 38

16.	Please revise this section to reflect the specific conflicts of interest involving your senior management. In this light, we note your disclosure that identifies such conflicts under the risk factor titled “We may have conflicts of interest” on page 18.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify as appropriate. The Company discloses that at times, certain directors and officers of the Company are also, or may become, involved with additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. In such event, the Company intends to ensure there is no direct conflict of interest.

Security Ownership of Certain Beneficial Owners and Management, page 41

17.	For each entity listed in this table, identify the natural person(s) with voting and/or dispositive control over the shares held by it. Consider the use of footnotes to the current tabular presentation.

Response: The S-1/A reflects updates providing such further information as required.

General

18.	We note that you seek to register 40,703,052 shares of common stock, which based on your disclosure on page 26 constitutes all issued and outstanding shares of your common stock. Please tell us why this transaction is not an indirect primary offering in which the selling shareholders are acting as conduits in a distribution to the public and are therefore underwriters under Section 2(a)(11) of the Securities Act of 1933, selling on your behalf. Underwriters must be identified in the prospectus as underwriters (not “may be deemed to be an ‘underwriter’”). In addition, as underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for them to sell at market prices later. Refer to Securities Act Rule Compliance and Disclosure Interpretations Question 612.09.

Response: We have considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether the Company’s subject offering is really an indirect primary offering in which the selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling stockholders are not acting as underwriters or otherwise as conduits for the Company and that the resale of the shares of the Company’s common stock to be registered by the Registration Statement (the “Shares”) is not an indirect primary offering being conducted by or on behalf of the Company.

In an effort to assist registrants in determining whether an offering by the selling stockholders may be characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), the Staff issued Interpretation 612.09 in its Securities Act Compliance and Disclosure Interpretations (“C&DI 612.09”). C&DI 612.09 provides as follows:

612.09. It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling stockholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Each of the above factors mentioned in the last sentence of C&DI 612.09 is considered below.

Factor 1: How Long the Selling Stockholders Have Held the Shares.

Generally, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Each of the “Founders” as defined within the Selling Stockholders section on page 25 of the registration statement have held their Shares since purchased in May 2024. The Founders’ shares account for 36,503,000 of the shares, approximately 88.61%. The remaining Selling Stockholders have purchased shares through the private placements described within the Recent Developments section on page 4 of the Registration Statement. Since the time each of the respective Founders have obtained their shares, the Selling Stockholders have not sold or otherwise disposed of any of the Shares. The holding period for the Shares establishes that the Selling Stockholders acquired the Shares for investment purposes and not for the purpose of resale. The Founders have received their shares and have held since May 3, 2024. There is a holding period of a total of thirty-six (36) months from the date of this offering. The holding period includes a twelve (12) month period with restrictions on the shares; following the first year, restrictions on the shares will be proportionately removed monthly thereafter, with the shares being completely unrestricted after thirty-six (36) months. The Selling Stockholders do not demonstrate any intent to distribute the Shares on behalf of the Company, and they do not demonstrate and intent to act as underwriters in this offering.

Factor 2: The Circumstances Under Which the Selling Stockholders Received Their Shares.

None of the Selling Stockholders have entered into an underwriting relationship or arrangement with the Company and will not receive any commission or other payment from the Company in connection with the offering or resale of the Shares, if any. In addition, the Company will not receive any proceeds from the offering of the Shares, if any, by the Selling Stockholders. The Company believes these circumstances are distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods, such as investor presentations or road shows, by or on behalf of the Selling Stockholders that have or are intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Stockholders’ Relationship to the Company.

The Company does have a relationship with some of the Selling Stockholders, and some of the Selling Stockholders are an affiliate of the Company. However, the Company does not have an underwriting relationship with the Selling Stockholders or any contractual, legal, or other relationship that would control the timing, nature or amount of resales of the Shares following the effectiveness of the Registration Statement, or even whether any such Shares are resold at all under the Registration Statement. To the Company’s knowledge, at no time has any of the Selling Stockholders been affiliated with or acted as a securities broker-dealer or representative thereof.

The Company does not believe that the registration rights that the Company granted to the Selling Stockholders are indicative of any desire of the Selling Stockholders to sell or distribute the resale shares on behalf of the Company. The Company did not grant the registration rights for purpose of conducting an indirect primary offering. At the time any individuals with Founders Shares (as described on the Selling Stockholder table within the Registration Statement) sold the Shares to the Selling Stockholders, if at all, there was a mutual understanding between the party receiving such Shares and the Selling Stockholders that the Shares would be registered to provide greater flexibility for the Selling Stockholders to exit following the Company’s initial public offering. To the extent that the Selling Stockholders sell the any of the Shares, the Selling Stockholders will retain all proceeds from such sales and the Company will not receive any of the proceeds from the resales.

Factor 4: The Amount of Shares Involved.

The total number of Shares registered by the Selling Stockholders is 41,193,052, representing 100% of the Company’s issued and outstanding shares as of the date hereof. Two of the Selling Stockholders individually holds or is seeking to register more than 5% of the outstanding shares of the Company, as disclosed in the S-1/A. To the Company’s knowledge, there is no relationship between any of the Selling Stockholders, or any arrangement or agreement between the Selling Stockholders with respect to the resale of the Shares, and the Selling Stockholders are not acting as a group.

The Selling Stockholders (officers, directors and certain existing stockholders), who, prior to this offering, hold our common stock and securities exercisable for or convertible into our common stock outstanding immediately upon the closing of this offering, have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any common stock or securities convertible into or exchangeable or exercisable for any common stock, whether currently owned or subsequently acquired, without the prior written consent of the representative of the underwriters, for a period of twelve (12) months following the closing of the offering. After twelve months from the date of this offering, certain amounts of shares will be eligible for resale, with all Shares being completely unrestricted within thirty-six (36) months from the date of the Offering.

Factor 5: Whether the Selling Stockholders are in the Business of Underwriting Securities.

To the Company’s knowledge, the none of the Selling Stockholders are, nor have they ever been, in the business of underwriting securities.

Factor 6: Whether Under all the Circumstances it Appears that the Selling Stockholders are Acting as a Conduit for the Company.

The Company respectfully submits that the circumstances of the offering do not demonstrate that the Selling Stockholders are selling the Shares on behalf of the Company. The Company will receive no proceeds from any of the Shares. No Selling Stockholder acquired the Shares under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the Shares, or that the Company has any financial interest in the resale of the Shares. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Stockholders are not in the business of underwriting securities. In light of the foregoing, the Company respectfully advises the Staff that it does not believe the Selling Stockholders are acting as underwriters on behalf of, or as a conduit for, the Company.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed registration of the Shares by the selling stockholders, as contemplated by the Registration Statement, should appropriately be classified as a valid offering and not an indirect primary offering, and, accordingly, the Company can rely on the registration statement for the offering of the Shares.

Thank you for the opportunity to respond to your comment on the Registration Statement. If you have additional questions or comments, please contact me at Deven@verticaldata.io or 702-613-2328.

Very truly yours,

Devon Soni

President and Chief Executive Officer

Vertical Data Inc.

1980 Festival Plaza Drive, Suite 300

Las Vegas, NV 89135